May 3, 2005

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention: David R. Humphrey

Re:	Booth Creek Ski Holdings, Inc. (the “Company”)

File No. 333-26091

Dear Mr. Humphrey:

This letter is being delivered in response to that certain letter dated April 12, 2005 from you to the Company with respect to the Company’s Annual Report on Form 10-K for the year ended October 29, 2004 (File No. 333-26091).

Pursuant to the letter, the Company does hereby acknowledge that:

(i) the Company is responsible for the adequacy and accuracy of the disclosure in such Form 10-K;

(ii) SEC comments or changes to disclosure in response to SEC comments do not foreclose the SEC from taking any action with respect to such Form 10-K; and

(iii) the Company may not assert SEC comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please feel free to contact me at (530) 550-5103 with any questions.

Sincerely,

/s/ Brian J. Pope
Brian J. Pope
Vice President of Accounting & Finance